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November 1, 2017

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	ALJ Regional Holdings, Inc. Registration Statement on Form S-3 Registration No. 333-220944

Ladies and Gentlemen:

On behalf of ALJ Regional Holdings, Inc. (the “Company”), we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-220944) (the “Registration Statement”) of the Company in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. on November 4, 2017, or as soon as practicable thereafter.

The Company acknowledges to the Commission its responsibilities under the Act as such responsibilities relate to the proposed public offering of the securities specified in the above-captioned Registration Statement. The Company also acknowledges the following:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify me by phone at (650) 838-3772 or by email at chris.forrester@shearman.com of the date and time that the registration statement has been declared effective. Thank you for your assistance in this matter.

Very truly yours,

/s/ Chris Forrester           .

Chris Forrester

Shearman & Sterling LLP

cc:	Brian Hartman, ALJ Regional Holdings, Inc.